CONFIDENTIAL TREATMENT REQUESTED BY EXIDE TECHNOLOGIES

Phillip A. Damaska
13000 Deerfield Parkway
Building 200
Milton, GA 30004
678-566-9641

December 20, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Brian Cascio

    Kristin Lochhead

    Joe McCann

    Geoff Kruczek

Re:	Exide Technologies

    Form 10-K for the fiscal year ended March 31, 2012

    Filed June 7, 2012

    File No. 001-11263

In response to the comment letter, dated December 3, 2012, received from the Staff of the Securities and Exchange Commission (the “Commission” or “Staff”). For the Staff’s convenience, the numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Because of the sensitive nature of the information contained in certain parts of this letter, this submission is accompanied by a request for confidential treatment for such information. We are requesting confidential treatment for certain parts of this letter, as indicated by [***], with respect to the Freedom of Information Act (“FOIA”) and have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

Form 10-K for the fiscal year ended March 31, 2012

Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 56

1.	We reference your response to prior comment 5 regarding the correction of errors at your Portugal recycling facility. Please tell us the nature and amount of each individual gross error included in the column “impact of prior errors.” Please discuss the financial statement line items impacted by the error, when you became aware of the error, the originating period of each error and the period you corrected the error, as applicable.

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CONFIDENTIAL TREATMENT REQUESTED BY EXIDE TECHNOLOGIES

Response:

[***]

The errors were primarily identified late in the Company’s 4th quarter during the financial reporting process and subsequently were recorded in the next fiscal quarter. The Company believes the impacts of these items were immaterial to the financial statements for all periods presented. The items marked “estimated” relate to estimates as determined by the Company’s external auditor and include projected errors based on sampling techniques and judgment differences. The Company believes that these errors were adequately addressed by the Company in FY 2012 and, therefore, there was no related audit difference raised by the auditor in FY 2012.

2.	Please explain to us the basis for the statement that adjusted EBITDA and adjusted operating income are the key metrics on how investors and analysts evaluate the company’s stock price. In that regard, we do not see where you discuss adjusted EBITDA or adjusted operating income in your press releases or earnings calls within the prior fiscal year.

Response:

As discussed in the Company’s initial response, the Company believes profit before tax is not the most meaningful measurement to investors as the Company was essentially a “break-even” company for the periods presented. Therefore, the Company believes other operating financial metrics are important to consider and are more meaningful to our investors. The Company believes that non-GAAP adjusted EBITDA is used by investors and others, including analysts that cover the Company, in determining the Company’s target stock price and comparing the Company to peer groups. In addition, the Company regularly reviews copies of published analyst reports and these analyst reports indicate their computed target stock prices are determined using adjusted EBITDA and projected earnings.

In the Company’s earnings releases prior to Q1 FY 2012, the Company provided non-GAAP adjusted EBITDA along with the required reconciliation of profit before tax to adjusted EBITDA. Effective with Q1 FY 2012, the Company’s chief operating decision maker (“CODM”) began to monitor the Company’s operating segments at the adjusted operating income line and, for improved comparison purposes, excluded restructuring and impairment expense. Historically, the Company’s restructuring and impairment expense was significant and was $80.6 million, $42.3 million and $10.9 million in FY 2010, 2011 and 2012, respectively. Adjusted operating income is defined by the Company as operating income, excluding restructuring and impairment expense. Starting in Q1 FY 2012, the Company added the operating income line to the financial statements and revised segment disclosures to reflect operating income excluding restructuring and impairment expense. This financial statement presentation is similar to the Company’s key competitors and therefore we believe this is more meaningful to investors and others, including analysts, in evaluating the Company’s financial performance.

As investors and others indicate their interest in being able to evaluate adjusted EBITDA, the Company continues to provide financial statements with further breakout at the

***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND SEPARATELY FILED WITH THE COMMISSION (REF. XIDE001)

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segment level for depreciation/amortization (see financial statement note #17) and restructuring/impairment (see financial statement note #12). Under this presentation, adjusted EBITDA would be defined as operating income excluding depreciation/amortization, restructuring, impairment and stock compensation expense. Stock compensation expense is not allocated by segments, but is broken out and shown separately in the Company’s Consolidated Statements of Cash Flows statement. The Company believes it provides sufficient detail for the Company’s investors and others to calculate adjusted EBITDA and adjusted operating income themselves.

3.	We see that you were apprised of allegations of the intentional misstatements in October 2011 and immediately commenced an investigation. Please tell us when that investigation was completed. Discuss the results of the investigation, including whether you identified any material weaknesses in internal control or disclosure controls and procedures. Tell us any remediation efforts that you put into place. As a related matter, please tell us how the results of the investigation were considered in evaluating internal control over financial reporting at March 31, 2012 and disclosure controls and procedures during each period presented. In this regard, we reference Item 308(a)(3) of Regulation S-K which states that management is not permitted to conclude that a registrant’s ICFR is effective if there are one or more material weaknesses identified in the registrant’s ICFR.

Response:

The Sonalur, Portugal lead recycling plant (“Sonalur”) is a relatively small facility that supplies recycled lead primarily to the Company’s Portuguese battery plant for the production of lead-acid batteries. At September 30, 2011, the Sonalur inventory balance before correction of the error was $9.0 million, or 1.6% of the Company’s total inventory of $555.8 million, and at March 31, 2011, the balance was $7.8 million, or 1.5% of the Company’s total inventory of $519.9 million. The Fiscal 2012 out of period impact of the $4.6 million error represented 1.0% and 0.2% of total Company inventory and total assets, respectively, at March 31, 2012 and 0.17% and 0.15% of FY 2012 COGS and revenue, respectively.

The investigation of the inventory error was completed on November 9, 2011 prior to the Company filing its Form 10-Q. Following completion of the investigation, the Sonalur employees have been terminated or are no longer with the Company, including the former plant manager, production manager, quality manager and country controller. Additionally, the Company replaced the Sonalur external auditor, which had been a small local firm, and replaced that firm with the Company’s large global independent registered public accounting firm to perform any future local statutory work.

[***]

The Company’s investigation indicated the following controls failed or otherwise did not operate effectively:

•	Complete physical inventory count and reconciliation performed annually (completed, but records were fictitious to conceal fraud)

***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND SEPARATELY FILED WITH THE COMMISSION (REF. XIDE002)

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•	Complete monthly inventory cycle count and book adjustments (completed, but records were fictitious to conceal fraud)

•	Production entry reviewed and approved for validity, authorization and accuracy (completed, but records were fictitious to conceal fraud)

The Company assessed the significance of the deficiency for each control impacted, as well as the aggregated impact, including any other, previously identified control deficiencies. Management reviewed the internal control over financial reporting at March 31, 2011 and September 30, 2011 and has determined that the controls for the Company’s Sonalur facility around inventory cycle counts, year-end full physical inventory counts and financial accounting monitoring controls related to year-end physical inventory counts were not operating effectively. The failure of inventory controls around monthly and year-end physical counts resulted in a 4.1 million euro error correction. At September 30, 2011, the inventory balance before correction of the error was 6.7 million euros and at March 31, 2011, the balance was 5.5 million euros. In assessing the error, the Company determined the error was limited to Sonalur, Portugal and specifically the inventory and COGS balances. In assessing the potential magnitude of the errors the Company performed a full wall-to-wall inventory count and the Company identified 100% of the errors in inventory. In the Company’s assessment of how large the error could be, the Company considered the possibility that 100% of the inventory balances could be erroneous and instead determined that there would always be some real inventory on hand. Therefore, as the Company performed a full physical inventory the Company determined that the total magnitude of the error could not be greater than the 4.1million euros. The Company performed a quantitative analysis and the results indicated that the control deficiencies did not result in a material weakness individually or when aggregated. However, the control deficiencies in Sonalur mentioned above around cycle counts, physical inventory counts and production entries when aggregated would result in a significant deficiency in the inventory related controls in Sonalur. As required these deficiencies were reviewed with the Company’s Audit Committee and external auditors at its meeting on November 6, 2011.

In addition, the Company also reviewed the Company’s entity level controls (“ELC”). The Company believes effective ELC were evidenced by the fact that once the issue was raised it was promptly communicated up to the highest levels in the Company and promptly acted upon.

The Company identified and assessed each of the control breakdowns that occurred and concluded that the Company’s internal control over financial reporting was effective, notwithstanding the conclusion that there were control deficiencies with respect to Sonalur the Company assessed as significant deficiencies. At March 31, 2012, the Company, with new personnel in place at Sonalur, had remediated, and Internal Audit tested, all these deficiencies and the Company concluded the Sonalur, Portugal controls remained effective.

Furthermore, the Company implemented additional monitoring controls to enhance its overall control environment. The Company implemented an additional corporate-level control to monitor inventory days on hand or DOH at the country segment level of detail to enhance reviews of operating metrics already done at the plant, country and division levels of the organization. Previously corporate personnel reviewed these metrics at the division level of detail.

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The internal control failures mentioned above, including the disclosures regarding these failures, were reviewed with the Company’s disclosure committee. As part of the review, the Company evaluated prior disclosures, and although the internal control failures mentioned above were part of the Company’s disclosure controls and procedures, the Company believes the prior disclosure procedures were effective as the amounts were not material to prior year financial statements.

We hope that the foregoing has been responsive to the Staff’s comments and appreciate the opportunity to provide additional clarification to the Commission. Should you have any further questions relating to any of the foregoing, please feel free to contact me at (678) 566-9641.

Sincerely,

/s/ Phillip A. Damaska
Executive Vice President and
Chief Financial Officer

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